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       [STATE OF IOWA DEPARTMENT OF COMMERCE UTILITIES BOARD LETTERHEAD]

                                December 9, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Commission Members:

The Iowa Utilities Board has been advised IES Industries Inc. (IES), either itself or through a subsidiary or other entity in which IES holds an ownership interest, has or may obtain an interest in electric facilities in foreign countries. This letter is submitted pursuant to the requirements of Section 33(a)(2) of the Public Utility Act of 1935, as amended (the Act).

The Iowa Utilities Board hereby certifies that it has the authority and resources to protect ratepayers subject to its jurisdiction with respect to any foreign acquisitions, and that it intends to exercise its authority. However, this certification applies only so long as total foreign investment by IES does not at any time exceed $240 million. Any prior certifications which could be construed to allow foreign investment in excess of $240 million are withdrawn.

The Iowa Utilities Board has jurisdiction over the retail electric and gas rates of IES Utilities Inc., which is a public utility company as such term is defined in the Act. IES Utilities Inc. is a subsidiary of IES.

                                   Sincerely,

                                   /s/ Allan T. Thoms
                                   Allan T. Thoms
                                   Chairperson
                                   Iowa Utilities Board

/gds